Baristas Coffee Company, Inc.

VIA EDGAR

July 24, 2015

Susan Block
Attorney-Advisor
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Baristas Coffee Company, Inc.
Registration Statement on Form 10
Amendment No. 1
Filed November 13, 2014
Form 10-Q for the Quarter ended September 30, 2014
Filed November 19, 2014
File No. 000-55254

Dear Ms. Block:

This letter is in response to your comment letter dated December 1, 2014, with regard to the Form 10 Amendment No. 1 filing and Form 10-Q for the quarter ended September 30, 2014, of Baristas Coffee Company, Inc., a Nevada corporation ("Baristas" or the "Company") filed on November 13, 2014 and November 19, 2014, respectively.  Responses to each comment have been keyed to your comment letter.

General

Business, page 4

1. We note your disclosure in response to comment 3. Now that you have filed your third quarter 10-Q, please update the disclosure to also include your revenue and net loss for the quarter ended September 30, 2014.

•	We have updated our disclosure to reflect our financial information for March 31, 2015 and December 31, 2014.

Risk Factors, page 6
2. The revised disclosure on page 8 states that you may not have sufficient authorized common shares for conversion of outstanding convertible securities. The risk factor however only discusses convertible securities held by your CEO and President. Please discuss all convertible securities that may be impacted and quantify the potential shortfall of common stock. Please tell us in your response how you intend to address the shortfall in available shares.
•	This disclosure has been updated.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 13

3. We note from your response to our prior comment 19 that you have revised your disclosure indicating the reasons for the change in direct costs for the three and six months ended June 30, 2014 as compared to the applicable prior periods. However, we continue to note that the change in allocation of expenses is the reason given for the increase in direct costs for the year ended December 31, 2013 as compared to December 31, 2012. Please explain to us the nature of the allocated costs included in this line item in 2012 and 2013 and tell us and revise to disclose the reasons for any changes in allocation between periods, or alternatively, please revise your disclosure to remove the reference to these allocated costs. As part of your revised MD&A discussion, please ensure that your discussion of your direct costs explains the factors responsible for the increase in such costs from the year ended December 31, 2012 to the year ended December 31, 2013.

•	This disclosure has been updated for the three months ended March 31, 2015 as compared to March 31, 2014, and the year ended December 31, 2014 as compared to the year ended December 31, 2013.

Liquidity and Capital Resources, page 16

4. We note your response to prior comment 21 and we reissue the comment. Expand your discussion of liquidity to include a description of any known trends or demands, events or uncertainties that are likely to have a material impact on the company's liquidity. Quantify your disclosure as much as possible.

•	This disclosure has been updated.

Directors and Executive Officers, page 20

5. We note your responses to prior comments 26 and 27 and we re-issue the comments. Revise the descriptions of the business experience of the officers and directors of the company to provide greater specificity. Name the companies that they were involved with, and briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve the company in that capacity.

•	This disclosure has been updated.

Shareholder Loans, page 21

6. We note your response to prior comment 32. Please file each of the shareholder loan agreements as exhibits or advise us as to why the specific exhibits are not material, including how many of these different shareholder loan agreements you have and when they become due. From the example loan filed as exhibit 10.2, it appears these convertible notes should also be disclosed under "Recent Sales of Unregistered Securities," at page 23. Please revise to include such disclosure there or advise.

•	All promissory notes have been included in Exhibit 10.3
•	Convertible notes have been disclosed unter Item 10.

Recent Sales of Unregistered Securities, page 23

7. We note your response to prior comment 33 and re-issue the comment in part. Revise this disclosure to include all of the information required by Item 701 of Regulation S-K, including the names of the consultants, creditors and companies to whom you issued securities. As to any securities sold otherwise than for cash, state the aggregate consideration received by you. For instance, we note a few transactions listed where the company issued common stock to a consultant for services rendered. Refer to Item 701(c) of Regulation S-K.

•	This disclosure has been updated. Where applicable, per Item 701(b), we have named the persons or identified the class of persons to whom the securities were sold.

Unaudited Interim Financial Statements for the Six Months Ended June 30, 2014

Statements of Operations, page F-4

8. We note from your response to our prior comment 36 that you will revise all future filings to display the minority interest line properly. However, in light of the significance of the amount to your net income, we believe that your presentation should be revised in the next amendment to your Form 10. As previously indicated, ASC 810-10-45-19 indicates that revenues, expenses, gains, losses, net income or loss, and other comprehensive income shall be reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to the owners of the parent and the noncontrolling interest. Noncontrolling interest (previously referred to as minority interest) should be reflected below net income/loss. Also, see guidance in ASC 810-10-55-4J. Please revise accordingly.

•	Minority interest has been revised accordingly on the financial statements.

9. We note from your interim statement of operations that in the three months ended June 30, 2014 you recognized $7,402 of "interest recovery." Please explain to us the nature of this amount and explain why you believe it was appropriate to record this amount as a reduction of interest expense. Also, please tell us the amount of interest expense that was recorded during this period which is offset by this interest recovery.

•	We recorded an interest recovery of $7,402 as there was too much interest recorded in the March 31, 2014 quarterly. Our formula for calculating interest on notes payable took too much interest and this recovery corrected for this error.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-6

10. We note from your response to our prior comment 36 that in regards to your 51% owned investee, BCFL, due to circumstances, no significant operations occurred before January 1, 2014. However, we do not believe that you have adequately responded to our prior comment. As previously requested, please explain to us, and revise the notes to your financial statements to disclose the details regarding the formation and purpose of this joint venture. For example, please tell us and revise to disclose how you acquired this 51% interest and indicate he nature and amount of any consideration issued in exchange for this ownership interest. Also, we note from your disclosure in Note 9 that during the period ended June 30, 2014 the minority interest contributed $115,000 in equipment and expenses, however the statement of cash flows presents the $115,000 as a cash contribution. Please advise or revise your disclosures to eliminate this inconsistency.

•	This disclosure has been modifed. Note 10 on the March 31, 2015 and Deceber 31, 2014 financial statements has been clarified to explain that the minority interest contributed cash of $115,000 towards equipment and expenses.

Audited Financial Statements for the Year Ended December 31, 2013

Note 1. Summary of Significant Accounting Policies, page F-21
Description of Business, page F-21

11. We note from your response to our prior comment 38 that all the assets and operations of Pangea were transferred to what is now Baristas Coffee Company. However, this statement does not appear to be consistent with your disclosure in Note 1 on page F-21 which indicates that on December 22, 2009 you acquired greater than a 60% interest in Pangea Networks, Inc. Please provide us more details of the nature of this acquisition or revise your disclosure in the notes to the financial statements and elsewhere throughout the filing to be consistent with your response. If there was any portion of Pangea that was not acquired in 2009 and was held by individuals or entities unrelated to the Company, please tell us whether these entities continue to hold those interests. If you owned less than a 100% ownership interest in Pangea during 2013 and 2012, we continue to believe that you should record the non-controlling interest in your financial statements in 2013 and 2012.

•	This disclosure has been updated in the description of business and to note 1 of the included financial statements to reflect that after the acquistion of Pangea, the assets in Pangea were transferred to Baristas and shortly afterwards Pangea became inactive and was administratively dissolved.

Note 4. Marketable Securities, page F-25

12. We note from your response to our prior comment 39 that no changes to your footnote disclosure have been made to address impairment of this available-for-sale investment. However, ASC 320-10-50-6 requires that for all investments in an unrealized loss position, for which other-than-temporary impairments have not been recognized in earnings, that additional information (in narrative form) be provided in the notes to the financial statements which provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that the entity considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary. Please explain to us, and revise your notes to the financial statements to include disclosure of these factors and to discuss your impairment analysis related to available for sale securities and how you evaluate whether the loss is other than temporary. In this regard, we note that Reeltime appears to be a development stage enterprise that does not appear to have generated any revenues. We further note that this investment appears to have been in unrealized loss position for the last several years. Please refer to the guidance in ASC 320-10-35 and 320-10-50 in your response and in your revised disclosure.

•	We have recorded a permanent impairment on this investment in our Q1 financial statements ended March 31, 2015.

Note 6 . Intangible Assets and Goodwill, page F-26

13. We note from your response to our prior comment 40 that you believe that your approximate market capitalization is sufficient to support the amount of goodwill recorded on your balance sheet. However, due to the limited trading market of your stock, your recurring operating and net losses, and going concern opinion qualification, and the fact that goodwill represents a majority of the assets on your balance sheet at June 30, 2014 and December 31, 2013 and 2012, we are unclear how you consider these negative factors in your determination that you do not have goodwill impairment. Please explain to us and revise the notes to the financial statements to disclose the method and specific assumptions used in your impairment analysis for the year ended December 31, 2013. As previously requested, your response and revised disclosure should also address why you do not believe goodwill has been impaired in light of the recurring operating and net losses incurred by the company and your potential inability to continue operating your business as a going concern. Also, it appears you perform your annual goodwill impairment test during the third quarter, please provide us details regarding the results of the 2014 goodwill impairment analysis. If an updated goodwill impairment analysis has not been performed subsequent to December 31, 2013, please explain to us why.

•	We have udpated our Goodwill note disclosure in the year ended December 31, 2014 with this added disclosure:

The intangible assets were purchased along with the hard assets, from the Pangea purchase in December 2009, for $3.5 million in our common stock.  After the assets and intangible assets were identified, the remaining $2,770,651 was recorded as goodwill.  The Company does not amortize goodwill.  Instead, the Company evaluates goodwill annually in the fourth quarter and whenever events or changes in circumstances indicate that it is more likely than not that an impairment loss has been incurred.  As at December 31, 2014 and December 31, 2013, the Company determined that no such impairment existed.

 As at December 31, 2014 and December 31, 2013, the Company determined that no such impairment existed based on the following financial and non-financial considerations:

•	As at December 31, 2014 the company's market capitalization was approximately $11,000,000 and has historically exceeded goodwill.
•	Management has been actively building brand awareness through obtaining a brand patent, establishing multiple locations, periphery product branding, and development of a pilot TV episode.
•	The Company has signed a franchising agreement that is currently adding additional locations.

The Company is expanding into additional product lines and actively developing additional sources of revenues.
Form 10-Q for the Quarter Ended September 30, 2014

14. We note that in the three months ended September 30, 2014 you recognized a gain of $137,500 related to the settlement of a receivable with a related party that occurred in June 2014. Please explain to us why you believe the recognition of this gain in the third quarter of 2014 was appropriate, especially in light of your disclosure in the Form 10 that as of June 30, 2014 you believed an allowance of $137,500 on the $300,000 receivable was appropriate. As part of your response, please explain to us the nature of any changes in facts and circumstances that occurred during the third quarter of 2014 that resulted in your conclusion that the entire amount of the $300,000 receivable is realizable as of September 30, 2014. Also, please indicate in your response when you expect to receive this settlement amount.

•	During the third quarter, we were able to get a signed settlement agreement with the other party. The other party has confirmed their intention to repay the debt and for the full amount of $300,000. Based on these facts, as through March 31, 2015, we have determined that the full $300,000 should be showing as a receivable, without an allowance. We will evaluate the note each quarter if there should be an allowance applied against it.

Please contact me with any further comments or questions.  The Company will file this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically to barry@baristas.tv.

Thank you in advance for your courtesies.

Sincerely,
Baristas Coffee Company, Inc.

/s/ Barry Henthorn
Barry Henthorn, President